ATTORNEYS AT LAW
250 PARK AVENUE
NEW YORK, NY 10177-1211
212.351.4500
FAX: 212.661.0989
EBGLAW.COM

SHARON L. FERKO
TEL: 212.351.3701
FAX: 212.661.0989
SFERKO@EBGLAW.COM

February 4, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249
Mail Stop 4561

Re:	INX Inc. Registration Statement on Form S-3, Filed October 15, 2007, (File No. 333-146710) (the “Registration Statement”)

Ladies and Gentlemen:

I am writing on behalf of INX Inc. (the “Company”) to follow-up on your verbal request that  the above-referenced Registration Statement be amended to include an updated Exhibit 23 prior to the Staff declaring it effective.  In response to the Staff’s request, please be advised that concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement, which includes a currently dated consent of Grant Thornton LLP, the Company’s registered public accountants, as Exhibit 23.2.

We are available at your convenience to discuss the Amendment to the Registration Statement and any questions or comments that you have relating thereto.  We can be reached as follows:  Sharon Ferko (telephone:  (212) 351-3701) and Christopher Locke (telephone (212) 351-4605).

Sincerely,

/s/ Sharon L. Ferko
Sharon L. Ferko

Attention:

Katherine Wray
Jay Ingram

cc:	James Long
Brian Fontana